March 11, 2009

Mail Stop 4561

Mr. John Braddon
Chief Financial Officer
Centro NP LLC
420 Lexington Avenue
7th Floor
New York, NY 10170

       Re: Centro NP LLC
             Form 10-K/A for the year ended December 31, 2007
             Forms 10-Q for the quarters ended March 31, June 30 and
             September 30, 2008
             File No. 001-12244

Dear Mr. Braddon:

We have reviewed your response letter dated January 16, 2009 and Form 10-K/A filed February 27, 2009 and have the following additional comment. As previously stated, this comment requires amendment to the referenced filings previously filed with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008

Exhibit 32

1.   As previously requested, please amend your Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008 to furnish the certifications required by Section 906 of the Sarbanes-Oxley Act. Please note that all issuers filing reports under Section 15(d) of the Exchange Act on a voluntary basis must comply with Rule 15d-14. Refer to Question 181.01 of the Compliance and Disclosure Interpretations available on the SEC's website at

http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm and
Item 601(b)(32) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Daniel Gordon at (202) 551-3486 or me at (202) 551-3429 if you have questions.

Sincerely,

Kristi Marrone
Staff Accountant

cc: Rick Madden, Esq. (*via facsimile*)